UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              SoftNet Systems, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    833964109
                                    ---------
                                 (CUSIP Number)


                               Mr. David T. Kettig
                             96 Cummings Point Road
                           Stamford, Connecticut 06902
                                 (203) 358-8000
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 30, 2002
                                  -------------
                      (Date of Event Which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                               Page 1 of 17 pages
                         Exhibit Index appears on page 7

                                  SCHEDULE 13D
CUSIP No. 833964109
--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Madison Investors Corporation
 -------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|

                                                             (b)  |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF                    7) SOLE VOTING POWER
SHARES
BENEFICIALLY                    5,000,000
OWNED BY                 -------------------------------------------------------
EACH                         8) SHARED VOTING POWER
REPORTING
PERSON                          None
WITH                     -------------------------------------------------------
                             9) SOLE DISPOSITIVE POWER

                                5,000,000
                          ------------------------------------------------------
                            10) Shared Dispositive Power

                                None
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,000,000
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.9%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.
            --------------------

            This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.01 par value (the "Common Stock"), of SoftNet Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 650 Townsend Street, Suite 225, San Francisco, CA 94103.

Item 2.     Identity and Background.
            ------------------------

      (a) - (c) This Schedule 13D is being filed by Madison Investors Corporation, a Delaware corporation ("Madison Investors").

      Madison Investors is a holding company. The address of the principal business and principal offices of Madison Investors is c/o Independence Holding Company, 96 Cummings Point Road, Stamford, Connecticut 06902. The officers and directors of Madison Investors and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference into this
Item 2.

      Madison Investors is a wholly-owned subsidiary of Madison National Life Insurance Company, Inc., a Wisconsin company engaged in life and health insurance. The address of the principal business and principal office of Madison National Life Insurance Company, Inc. is 6120 University Avenue, Middleton, Wisconsin 53562. The officers and directors of Madison National Life Insurance Company, Inc. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference into this Item 2.

      Madison National Life Insurance Company, Inc. is a wholly-owned subsidiary of Independence Financial Services Corp., a Delaware corporation and insurance holding company. The address of the principal business and principal office of Independence Financial Services Corp. is c/o Independence Holding Company, 96 Cummings Point Road, Stamford, Connecticut 06902. The officers and directors of Independence Financial Services Corp. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference into this Item 2.

      Independence Financial Services Corp. is a wholly-owned subsidiary of Independence Capital Corp., a Delaware corporation and insurance holding company. The address of the principal business and principal office of Independence Capital Corp. is c/o Independence Holding Company, 96 Cummings Point Road, Stamford, Connecticut 06902. The officers and directors of Independence Capital Corp. and their principal occupations and business addresses are set forth on Schedule IV and incorporated by reference into this Item 2.

      Independence Capital Corp. is a wholly-owned subsidiary of Independence Holding Company (Nasdaq: INHO), a Delaware corporation and holding company engaged in the life and health insurance business. The address of the principal business and principal office of Independence Holding Company is 96 Cummings Point Road, Stamford, Connecticut 06902. The officers and directors of Independence Holding Company and their principal occupations and business addresses are set forth on Schedule V and incorporated by reference in this Item 2.

      Geneve Holdings, Inc. owns 58% of the stock of Independence Holding Company, and is a financial services holding company. Pursuant to Amendment No. 35 to Schedule 13D filed by Geneve Holdings, Inc. ("GHI") and two of its subsidiaries, SIC Securities Corp. ("SIC") and SMH Associates Corp. ("SMH" and collectively with SIC and GHI, "The Geneve Companies") with respect to the Common Stock of Independence Holding Company, the Geneve Companies own in the aggregate 58% of the stock of Independence Holding Company. The address and principal offices of each of The Geneve Companies is 96 Cummings Point Road, Stamford, Connecticut 06902. The officers and directors of GHI, SIC and SMH and their principal occupations and business addresses are set forth on Schedules VI, VII and VIII, respectively, and are incorporated by reference in this Item
2. Mr. Edward Netter, Chairman and President of GHI may be deemed to be a controlling person of GHI and therefore a controlling person of any other entity identified in response to this Item 2.

      (d) - (e) During the last five years, neither Madison Investors nor any other person identified in response to this Item 2, including those individuals listed on Schedules I through VI, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and have not, respectively, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

       (f) Each natural person identified in Item 2, including those individuals listed on Schedules I through VIII, is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

      All Common Stock owned by Madison Investors was purchased pursuant to a Stock Purchase Agreement dated as of July 30, 2002 between Cyber Net Technologies Limited and Madison Investors ("Stock Purchase Agreement") whereby Madison Investors acquired record and beneficial ownership of 5,000,000 shares of Common Stock for a purchase price of $3.00 per share. The total amount of funds expended by Madison Investors for the purchase was $15,000,000 and was funded by working capital. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated by reference into this Item 3.

Item 4.     Purpose of Transaction.
            -----------------------

      Madison Investors acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes and to obtain a significant equity interest in the Company. The acquisition of the 5,000,000 shares of Common Stock was approved by the Company's Board of Directors.

      Contemporaneously with its acquisition of the Common Stock, Madison Investors, Independence Holding Company and the Company entered into a Stock Agreement dated as of July 30, 2002 (the "Stock Agreement"). A copy of the Stock Agreement is attached hereto as Exhibit 10.2 and is incorporated by reference into this Item 4. In addition, the Company and Madison Investors entered into a Registration Rights Agreement dated as of July 30, 2002 (the

"Registration Rights Agreement"). A copy of the Registration Rights Agreement is attached hereto as Exhibit 10.3 and is incorporated by reference into this Item 4.

      In a related transaction, the Company and Independence Holding Company entered into an agreement whereby the Company agreed to purchase First Standard Holdings Corp. from Independence Holding Company for $31.92 million cash, subject to certain conditions. The terms of this agreement are set forth in the Stock Purchase Agreement, dated as of July 30, 2002, among the Company, SSH Corp., a Delaware corporation, and Independence Holding Company (the "First Standard Stock Purchase Agreement"). A copy of the First Standard Stock Purchase Agreement is attached hereto as Exhibit 10.4 and is incorporated by reference into this Item 4). The obligation of the Company to consummate the transactions set forth in the First Standard Stock Purchase Agreement is, among other things, contingent upon the holders (other than Independence Holding Company and its affiliates) of a majority of the shares of Common Stock present in person or by proxy at the Company's Special Meeting (as defined below) approving the transaction.

      (a) Pursuant to the terms and conditions set forth in the Stock Agreement, the Company has agreed to allow Independence Holding Company to purchase up to 40% of the outstanding Common Stock of the Company without prior approval of the Company's Board of Directors. In addition, pursuant to the terms of the Stock Agreement, Independence Holding Company and/or one of its Affiliates will make a cash tender offer at $3.00 per share for at least 3,000,000 shares of the Company, subject to certain limitations.

      (b) Not applicable.

      (c) Not applicable.

      (d) Pursuant to the terms and conditions set forth in the Stock Agreement, the Company's Board of Directors has appointed Edward Netter and Roy Thung (Chairman and Chief Executive Officer, respectively, of Independence Holding Company) to serve on the Board of Directors of the Company. In addition, upon the closing of the transactions set forth in the First Standard Stock Purchase Agreement, the Company's operations will be directed by the management of Independence Holding Company.

      (e) Not applicable.

      (f) Not applicable.

      (g) Pursuant to the terms and conditions set forth in the First Standard Stock Purchase Agreement, the Board of Directors of the Company will hold a special meeting of the stockholders of the Company (the "Special Meeting") to, among other things, recommend that the stockholders approve amendments to the Company's Certificate of Incorporation which will (1) limit acquisitions of the Company's Common Stock in excess of certain percentage amounts and (2) change the Company's name to better reflect its new business.

      (h) Not applicable.

      (i) Not applicable.

      (j) Not applicable.

      Except as set forth in this Item 4, or as set forth in the Stock Agreement, Registration Rights Agreement and First Standard Stock Purchase Agreement (copies of which are attached hereto as Exhibits 10.2, 10.3 and 10.4, respectively, and are incorporated by reference into this Item 4), Madison Investors does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      (a) As of the date hereof, Madison Investors owns an aggregate of 5,000,000 shares of Common Stock, representing approximately 19.9% of the outstanding shares of Common Stock based upon the 25,183,487 shares of Common Stock reported by the Company to be issued and outstanding as of March 31, 2002 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

      (b) Madison Investors has sole voting power and sole dispositive power over the shares of Common Stock it beneficially owns.

      (c) Except as set forth above, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            --------------------------------------------------------------

      (a) Pursuant to the terms and conditions set forth in the Stock Agreement, Madison Investors has agreed to the following:

            (i) In connection with any transaction involving the merger of the Corporation with or into any other entity or any acquisition of 50% or more of the outstanding Common Stock, Madison Investors has agreed to vote its shares of Common Stock in the same proportion as shareholders who individually hold less than 5% of the outstanding Common Stock;

            (ii) Until the fifth anniversary of the closing of the transactions set forth in the First Standard Stock Purchase Agreement, Madison Investors has agreed not to solicit, encourage or recommend to other stockholders of the Company that they vote their shares of Common Stock in favor of any nominee or nominees for director other than those duly proposed and nominated in accordance with the terms of the Stock Agreement; and

            (iii) The Company has granted Madison Investors certain rights enabling Madison Investors to purchase additional Common Stock and maintain its ownership percentage in the Company in the event the Company issues additional Common Stock.

      For a complete description of the terms and conditions set forth in the Stock Agreement, please see Exhibit 10.2 which is incorporated by reference into this item 6.

      (b) Pursuant to the terms and conditions set forth in the Registration Rights Agreement, the Company has granted certain registration rights to Madison Investors. For a complete description of the terms and conditions set forth in the Registration Rights Agreement, please see Exhibit 10.3 which is incorporated by reference into this Item 6.

      (c) For a complete description of the terms and conditions set forth in the Stock Purchase Agreement, please see Exhibit 10.1 which is incorporated by reference into this Item 6.

      (d) For a complete description of the terms and conditions set forth in the First Standard Stock Purchase Agreement, please see Exhibit 10.4 which is incorporated by reference into this Item 6.

Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

Exhibit
  No.       Description
-------     ------------

10.1 Stock Purchase Agreement among Cyber Net Technologies Limited, a British Virgin Islands Corporation and a wholly owned subsidiary of Pacific Century CyberWorks Limited, a company incorporated in Hong Kong with limited liability, and Madison Investors Corporation, a Delaware corporation, and/or one of its Affiliates dated July 30, 2002.

10.2 Stock Agreement between SoftNet Systems, Inc., a Delaware Corporation, Independence Holding Company, a Delaware corporation, and Madison Investors Corporation, a Delaware corporation dated July 30, 2002.

10.3 Registration Rights Agreement which constitutes Exhibit B to the Stock Agreement dated as of July 30, 2002 between SoftNet Systems, Inc., a Delaware corporation, and Madison Investors Corporation, a Delaware corporation dated July 30, 2002.

10.4 Stock Purchase Agreement Stock Purchase Agreement, dated as of July 30, 2002, between SoftNet Systems, Inc., a Delaware corporation, SSH Corp., a Delaware corporation and Independence Holding Company, a Delaware corporation.

99.1        Press Release dated July 30, 2002.

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this
Schedule 13D is true, complete and correct.

Dated:      August 8, 2002

                                       MADISON INVESTORS CORPORATION


                                       By /s/ David T. Kettig
                                         --------------------------
                                       Name:  David T. Kettig
                                       Title: Secretary


                                   SCHEDULE I

           Directors and Officers of Madison Investors Corporation

Name and Position                      Principal Occupation                       Principal Business Address
-----------------                      --------------------                       --------------------------

Roy T. K. Thung                        Chief Executive Officer and President of   96 Cummings Point Road
President, Chief Operating Officer     Independence Holding Company               Stamford, CT 06902
and Director

Teresa A. Herbert                      Vice President and                         96 Cummings Point Road
Vice President and                     Chief Financial Officer of                 Stamford, CT 06902
Chief Financial Officer                Independence Holding Company

Brian R. Schlier                       Vice President - Taxation                  96 Cummings Point Road
Vice President - Taxation              of Independence Holding Company            Stamford, CT 06902

David T. Kettig                        Vice President - Legal and Secretary of    485 Madison Avenue
Secretary and Director                 Independence Holding Company               New York, NY 10022

Edward Netter                          Chairman of Independence Holding Company   96 Cummings Point Road
Director                                                                          Stamford, CT 06902


                                       9



                                   SCHEDULE II

     Directors and Officers of Madison National Life Insurance Company, Inc.

Name and Position                      Principal Occupation                       Principal Business Address
-----------------                      --------------------                       --------------------------

Larry R. Graber                        President of Madison National Life         3508 Far West Blvd.
President                              Insurance Company, Inc.                    Suite 140
                                                                                  Austin, TX 78731

James R. Balgord                       Senior Vice President - Group              6120 University Avenue
Senior Vice President -                Claims and Administration of               Middleton, WI 53562
Group Claims and                       Madison National Life Insurance
Administration                         Company, Inc.

Murray A. Klein                        Senior Vice President - Credit Insurance   6120 University Avenue
Senior Vice President - Credit         of Madison National Life Insurance         Middleton, WI 53562
Insurance                              Company, Inc.

Mark A. Musser                         Chief Financial Officer,                   6120 University Avenue
Chief Financial Officer, Senior        Senior Vice President - Finance and        Middleton, WI 53562
Vice President - Finance and           Administration of Madison National Life
Administration                         Insurance Company, Inc.

Joel E. Myrold                         Senior Vice President -                    6120 University Avenue
Senior Vice President -                Acquisitions and Reinsurance and           Middleton, WI 53562
Acquisitions and                       Assistant Secretary of Madison
Reinsurance and Assistant              National Life Insurance
Secretary                              Company, Inc.

Alex Giordano                          Vice President and Chief Marketing         485 Madison Avenue
Senior Vice President and Chief        Officer of Independence Holding Company    New York, NY 10022
Marketing Officer

C. Winfield Swarr                      Senior Vice President and Chief            485 Madison Avenue
Senior Vice President and Chief        Underwriting Officer of Independence       New York, NY 10022
Underwriting Officer                   Holding Company

Gene L. McKinney                       Vice President - Director of Agencies of   600 University Park Place
Vice President - Director              Madison National Life Insurance Company,   Suite 300
of Agencies                            Inc.                                       Homewood, AL 35209

                                       10



                                  SCHEDULE III

         Directors and Officers of Independence Financial Services Corp.

Name and Position                      Principal Occupation                       Principal Business Address
-----------------                      --------------------                       --------------------------

Roy T. K. Thung                        Chief Executive Officer and President of   96 Cummings Point Road
President, Chief Operating             Independence Holding Company               Stamford, CT 06902
Officer and Director

Teresa A. Herbert                      Vice President and Chief Financial         96 Cummings Point Road
Vice President and Chief Financial     Officer of Independence Holding Company    Stamford, CT 06902
Officer

Brian R. Schlier                       Vice President - Taxation of               96 Cummings Point Road
Vice President - Taxation              Independence Holding Company               Stamford, CT 06902

David T. Kettig                        Vice President - Legal and Secretary of    485 Madison Avenue
Vice President - Legal,                Independence Holding Company               New York, NY 10022
Secretary and Director

Edward Netter                          Chairman of Independence                   96 Cummings Point Road
Director                               Holding Company                            Stamford, CT 06902


                                       11



                                   SCHEDULE IV

              Directors and Officers of Independence Capital Corp.

Name and Position                      Principal Occupation                      Principal Business Address
-----------------                      --------------------                      --------------------------

Roy T. K. Thung                        Chief Executive Officer and President     96 Cummings Point Road
President, Chief Operating             of Independence Holding Company           Stamford, CT 06902
Officer and Director

Teresa A. Herbert                      Vice President and Chief Financial        96 Cummings Point Road
Vice President and Chief Financial     Officer of Independence Holding Company   Stamford, CT 06902
Officer

Brian R. Schlier                       Vice President - Taxation of              96 Cummings Point Road
Vice President - Taxation              Independence Holding Company              Stamford, CT 06902

David T. Kettig                        Vice President - Legal and Secretary of   485 Madison Avenue
Vice President - Legal,                Independence Holding Company              New York, NY 10022
Secretary and Director

Edward Netter                          Chairman of Independence                  96 Cummings Point Road
Director                               Holding Company                           Stamford, CT 06902


                                       12



                                   SCHEDULE V

             Directors and Officers of Independence Holding Company

Name and Position                      Principal Occupation                       Principal Business Address
-----------------                      --------------------                       --------------------------

Edward Netter                          Chairman of Independence Holding Company   96 Cummings Point Road
Chairman and Director                                                             Stamford, CT 06902

Steven B. Lapin                        Vice Chairman of Independence Holding      96 Cummings Point Road
Vice Chairman and Director             Company                                    Stamford, CT 06902

Roy T. K. Thung                        Chief Executive Officer and President of   96 Cummings Point Road
Chief Executive Officer, President     Independence Holding Company               Stamford, CT 06902
and Director

Teresa A. Herbert                      Vice President and Chief Financial         96 Cummings Point Road
Vice President and Chief Financial     Officer of Independence Holding Company    Stamford, CT 06902
Officer

Roy L. Standfest                       Vice President - Investments and Chief     96 Cummings Point Road
Vice President - Investments and       Investment Officer of Independence         Stamford, CT 06902
Chief Investment Officer               Holding Company

Alex Giordano                          Vice President and Chief Marketing         485 Madison Avenue
Vice President and Chief Marketing     Officer of Independence Holding Company    New York, NY 10022
Officer

C. Winfield Swarr                      Vice President and Chief Underwriting      485 Madison Avenue
Vice President and Chief               Officer of Independence Holding Company    New York, NY  10022
Underwriting Officer

Brian R. Schlier                       Vice President - Taxation of               96 Cummings Point Road
Vice President - Taxation              Independence Holding Company               Stamford, CT 06902


David T. Kettig                        Vice President - Legal of Independence     485 Madison Avenue
Vice President - Legal and Secretary   Holding Company                            New York, NY  10022


                                       13



              NON OFFICER DIRECTORS OF INDEPENDENCE HOLDING COMPANY

Name and Position                      Principal Occupation              Principal Business Address
-----------------                      --------------------              --------------------------

Larry R. Graber                        President of Madison National     3508 Far West Boulevard
Director                               Life Insurance Company, Inc.      Suite 140
                                                                         Austin, TX 78731

Harold E. Johnson                      Retired                           c/o Independence Holding Company
Director                                                                 96 Cummings Point Road
                                                                         Stamford, CT 06902

Allan C. Kirkman                       Executive Vice President of       Mellon Bank, N.A.
Director                               Mellon Bank                       One Mellon Bank Center
                                                                         Suite 5325
                                                                         Pittsburgh PA 15258

Robert Ross, Jr.                       Chairman of GRO Corporation       The Ross Capital Corp.
Director                                                                 GRO Corporation
                                                                         300 Weslayan
                                                                         Suite 390
                                                                         Houston, TX 77027

Edward J. Scheider                     Retired                           c/o Independence Holding Company
Director                                                                 96 Cummings Point Road
                                                                         Stamford, CT 06902

James G. Tatum                         Registered Investment Advisor     600 University Park Place
Director                                                                 Suite 300
                                                                         Homewood, AL 35209


                                       14



                                   SCHEDULE VI

                 Directors and Officers of Geneve Holdings, Inc.

Name and Position                      Principal Occupation                      Principal Business Address
-----------------                      --------------------                      --------------------------

Edward Netter                          Chairman of Independence Holding Company  96 Cummings Point Road
Chairman, President and Director                                                 Stamford, CT  06902

Steven B. Lapin                        Vice Chairman of Independence Holding     96 Cummings Point Road
Vice President                         Company                                   Stamford, CT  06902

Roy T.K. Thung                         Chief Executive Officer and President     96 Cummings Point Road
Vice President and Treasurer           of Independence Holding Company           Stamford, CT  06902

Brian R. Schlier                       Vice President - Taxation of              96 Cummings Point Road
Vice President - Taxation              Independence Holding Company              Stamford, CT  06902

H. William Smith                       Vice President and Secretary of The       96 Cummings Point Road
Secretary                              Aristotle Corporation                     Stamford, CT  06902


                                       15



                                  SCHEDULE VII

                 Directors and Officers of SIC Securities Corp.

Name and Position                      Principal Occupation                      Principal Business Address
-----------------                      --------------------                      --------------------------

Edward Netter                          Chairman of Independence Holding           96 Cummings Point Road
President and Director                 Company                                    Stamford, CT  06902

Steven B. Lapin                        Vice Chairman of Independence Holding     96 Cummings Point Road
Vice President and Director            Company                                   Stamford, CT  06902

Roy T.K. Thung                         Chief Executive Officer and President     96 Cummings Point Road
Vice President - Treasurer and         of Independence Holding Company           Stamford, CT  06902
Director

Teresa A. Herbert                      Vice President and Chief Financial        96 Cummings Point Road
Vice President - Finance               Officer of Independence Holding Company   Stamford, CT  06902

Brian R. Schlier                       Vice President - Taxation of              96 Cummings Point Road
Vice President - Taxation              Independence Holding Company              Stamford, CT  06902

H. William Smith                       Vice President and Secretary of The       96 Cummings Point Road
Secretary                              Aristotle Corporation                     Stamford, CT  06902


                                       16



                                  SCHEDULE VIII

                 Directors and Officers of SMH Associates Corp.

Name and Position                      Principal Occupation                      Principal Business Address
-----------------                      --------------------                      --------------------------

Edward Netter                          Chairman of Independence Holding          96 Cummings Point Road
President and Director                 Company                                   Stamford, CT  06902

Steven B. Lapin                        Vice Chairman of Independence Holding     96 Cummings Point Road
Vice President and Director            Company.                                  Stamford, CT  06902

Roy T.K. Thung                         Chief Executive Officer and President     96 Cummings Point Road
Vice President - Treasurer and         of Independence Holding Company           Stamford, CT  06902
Director

Teresa A. Herbert                      Vice President and Chief Financial        96 Cummings Point Road
Vice President - Finance               Officer of Independence Holding Company   Stamford, CT  06902

Brian R. Schlier                       Vice President - Taxation of              96 Cummings Point Road
Vice President - Taxation              Independence Holding Company              Stamford, CT  06902

H. William Smith                       Vice President and Secretary of The       96 Cummings Point Road
Secretary                              Aristotle Corporation                     Stamford, CT  06902


                                       17